Exhibit 99.1

Idera Pharmaceuticals Acquires Aceragen

Acquisition includes late-stage rare disease portfolio with anticipated 2023 clinical milestones and first potential product approval as early as late 2024

Conference call and webcast today at 5:00 p.m. ET

EXTON, PA and DURHAM, NC, September 28, 2022 — Idera Pharmaceuticals, Inc. (“Idera,” the “Company,” “we,” “us,” or “our”) (Nasdaq: IDRA) today announced it has completed the acquisition of Aceragen, Inc. (“Aceragen”), a privately-held biotechnology company addressing rare, orphan pulmonary and rheumatic diseases for which there are limited or no available treatments. The combined cash of the two companies is expected to provide runway into Q3 2023, funding the advancement of Aceragen’s pipeline, including ACG-701 and ACG-801, through important 2023 clinical milestones. The Company estimates annual peak sales potential of $650 million from the three current lead programs.

About ACG-701 for Cystic Fibrosis and Melioidosis

ACG-701 is a proprietary formulation of sodium fusidate being developed as a potential treatment for acute pulmonary exacerbations (“PEx”) associated with cystic fibrosis (“CF”) and for melioidosis, a life-threatening infection caused by the B. pseudomallei pathogen.

The Phase 2 trial of ACG-701 in CF PEx (the REPRIEVE study) is expected to begin in Q4 2022 and is funded in part by an award from the Cystic Fibrosis Foundation. If approved, ACG-701 would represent the first product in the United States indicated for the treatment of CF PEx, a major factor behind lung function decline in patients living with CF. Data from the REPRIEVE study is expected in Q2 2023. The active component of ACG-701, sodium fusidate, has never been approved in the United States, but has been used for 50+ years with an established clinical efficacy and safety profile ex-US, including as part of CF PEx treatment guidelines in the United Kingdom and Australia. The FDA has assigned Orphan, Fast Track, and Qualified Infectious Disease Product status to ACG-701 for CF PEx.

The melioidosis clinical program for ACG-701 is supported by $51 million in funding from the Defense Threat Reduction Agency (“DTRA”) due to its potential use as a medical countermeasure. This trial, the TERRA study (NCT05105035), is underway and is targeting an interim analysis in Q1 2023; complete Phase 2 data is expected in Q2 2023. If approved for this indication, ACG-701 is anticipated to be eligible for a priority review voucher (“PRV”) and a national stockpiling contract.

About ACG-801 for Farber Disease

ACG-801, recombinant human acid ceramidase, is an investigational biologic enzyme replacement therapy being developed for the treatment of Farber disease, a lysosomal storage disorder and progressive rare disease with profound morbidity and often premature death. Acid ceramidase acts in the lysosome to metabolize ceramide, a pro-inflammatory lipid. Loss of acid ceramidase function leads to abnormal accumulation of ceramide, causing macrophage-driven inflammation and multi-organ disease affecting bone, cartilage, the immune system, central nervous system, and the lungs. There are no Farber disease-specific treatments currently available that can alter the natural history of the disease.

The Company expects to initiate the ADVANCE clinical study for ACG-801 in Farber disease in Q1 2023 with data expected in Q1 2024. Due to the ultra-rare nature of Farber disease, this study has the potential to be registrational. The FDA has granted Orphan, Fast Track, and Rare Pediatric Disease designations for ACG-801, which is also anticipated to be eligible for a PRV.

“After a thorough evaluation of strategic alternatives, we and our Board of Directors believe this acquisition represents the highest potential value creation opportunity for Idera’s stockholders,” said Vincent Milano, Idera’s former Chief Executive Officer and newly appointed Chair of the Board. “We are excited by the potential for Aceragen’s rare disease portfolio to result in meaningful therapeutic options for patients, and I am looking forward to being part of this new stage of Idera’s journey.”

Added John Taylor, Idera’s newly appointed Chief Executive, “This is an important transition for Aceragen. We are delighted to complement Aceragen’s exciting rare disease programs and dedicated team with financial resources, corporate structure, and people from Idera, better enabling us to deliver important therapies for patients living with rare diseases.”

Management and Organization

Vincent Milano, Idera’s former Chief Executive Officer, has been named Chair of the Board of Directors for the Company. He has been succeeded by John Taylor, the former Chief Executive Officer of Aceragen. Additional management team members of the combined Company include John Kirby, who will continue in his role as Idera’s Chief Financial Officer; Carl Kraus, Aceragen’s former Chief Medical Officer, who will serve in that role for Idera; Bryant Lim, who will continue in his role as Idera’s Chief Business Officer and General Counsel; Daniel Salain, Aceragen’s former Chief Operating Officer, who will serve in that role for Idera; and Andy Jordan, Aceragen’s former Chief Financial Officer, who has been appointed Chief Strategy Officer for Idera.

In conjunction with the transaction and with the appointment of Vincent Milano as Chair of the Board of Directors, Michael Dougherty, Idera’s former Chair of the Board, will remain an independent Board member of the combined company. Additional Board members include current Idera Board members Cristina Csimma, Pharm. D., M.H.P., James Geraghty, and Maxine Gowen, Ph.D., along with John Taylor and Ron Wooten, Founder and Managing Partner, NovaQuest Capital Management LLC. Mr. Taylor and Mr. Wooten previously served on Aceragen’s board.

About the Transaction

The acquisition of Aceragen was structured as a stock-for-stock transaction whereby all Aceragen outstanding equity interests were exchanged for a combination of shares of Idera common stock, shares of newly designated convertible Series Z preferred stock, and shares of the newly designated Series X preferred stock. Subject to stockholder approval of the conversion and an increase in authorized shares, each share of Series Z preferred stock will automatically convert into 1,000 shares of common stock, subject to certain beneficial ownership limitations set by each holder. Holders of Series X preferred stock are entitled to receive distributions on shares of Series X preferred stock. On a pro forma basis and based upon the number of shares of Idera common stock and preferred stock issued in the acquisition, Idera equity holders immediately prior to the acquisition will own approximately 33% of the combined Company (on an as-converted, fully-diluted basis and excluding certain out-of-the-money options and warrants held by Idera’s equity holders) immediately after these transactions. The acquisition was unanimously approved by the Board of Directors of Idera and the Board of Directors of Aceragen. The closing of the transaction was not subject to the approval of Idera stockholders.

JMP Securities, a Citizens Company (JMP), is serving as exclusive strategic advisor to Idera and Morgan, Lewis & Bockius LLP is serving as legal counsel to Idera. Wedbush PacGrow is serving as exclusive strategic financial advisor to Aceragen, and Fenwick & West LLP and Hutchison PLLC are serving as legal counsel to Aceragen.

Following the acquisition, the Company has pro forma cash on hand of approximately $27 million, which is expected to provide cash runway into 3Q 2023.

Additional details are available in an updated corporate presentation that can be found online at IderaPharma.com and www.Aceragen.com.

Conference Call and Webcast Details

Idera will host a conference call on September 28, 2022, at 5 p.m. ET to discuss the acquisition and provide more information about the Aceragen pipeline. To access the call, please dial 1-866-652-5200 (toll-free) or 1-412-317-6060 (international) and ask to join the Idera Pharmaceuticals call. To join the webcast, please visit https://edge.media-server.com/mmc/p/quyahvdi.

About Idera Pharmaceuticals

Idera is focused on the acquisition, development, and ultimate commercialization of drug candidates for rare disease indications characterized by small, well-defined patient populations with serious unmet needs. Following the acquisition, the combined company will operate as a biopharmaceutical company developing innovative therapeutics for rare and orphan pulmonary and rheumatic diseases with high unmet medical need.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included or incorporated in this press release, including, without limitation, statements regarding the Company's strategic alternatives, new development opportunities, financial position, funding for continued operations, cash reserves, projected costs, prospects, clinical trials, plans, expectations, strategies, projections and objectives of management, are forward-looking statements. The words "believes," "anticipates," "estimates," "plans," "expects," "intends," "may," "could," "should," "potential," "likely," "projects," "continue," "will," “schedule,” and "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are predictions based on the Company’s current expectations and projections about future events and various assumptions. Idera cannot guarantee that it will achieve the plans, intentions, or expectations disclosed in its forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may be beyond Idera’s control, and which may cause the actual results, performance, or achievements of the Company to differ materially from future results, performance, or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Idera's actual results to differ materially from those indicated or implied by its forward-looking statements including, without limitation: whether the Company will be able to successfully integrate the Aceragen operations; whether the Company’s stockholders approve the conversion of the Series Z Preferred Stock; whether the Company’s cash resources will be sufficient to fund the Company’s continuing operations and the newly acquired Aceragen operations, including the liabilities of Aceragen incurred in connection with the completion of the transactions; whether the Company’s products will advance into or through the clinical trial process when anticipated or at all or warrant submission for regulatory approval; whether such products will receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; whether, if the Company's products receive approval, they will be successfully distributed and marketed; whether the Company's collaborations will be successful; and whether the Company will be able to comply with the continued listing requirements of the Nasdaq Capital Market. All forward-looking statements included in this press release are made as of the date hereof and are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and otherwise in the Company’s filings and reports filed with Securities and Exchange Commission. While Idera may elect to do so at some point in the future, the Company does not assume any obligation to update any forward-looking statements and it disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as may be required by law.

Important Additional Information and Where to Find It

Idera Pharmaceuticals, Inc., its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from Idera Pharmaceuticals’ stockholders in connection with the matters to be considered at Idera Pharmaceuticals 2022 Special Meeting of Stockholders. Information regarding the names of Idera Pharmaceuticals’ directors and executive officers and their respective interests in Idera Pharmaceuticals by security holdings or otherwise can be found in Idera Pharmaceuticals’ proxy statement for its 2022 Annual Meeting of Stockholders, filed with the SEC on April 29, 2022. To the extent holdings of Idera Pharmaceuticals’ securities have changed since the amounts set forth in Idera Pharmaceuticals’ proxy statement for the 2022 Annual Meeting of Stockholders, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov. Idera Pharmaceuticals intends to file a proxy statement and accompanying proxy card with the SEC in connection with the solicitation of proxies from Idera Pharmaceuticals stockholders in connection with the matters to be considered at Idera Pharmaceuticals’ 2022 Special Meeting of Stockholders. Additional information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in Idera Pharmaceuticals’ proxy statement for its 2022 Special Meeting, including the schedules and appendices thereto. INVESTORS AND STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND THE ACCOMPANYING PROXY CARD AND ANY AMENDMENTS AND SUPPLEMENTS THERETO AS WELL AS ANY OTHER DOCUMENTS FILED BY IDERA PHARMACEUTICALS WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain copies of the proxy statement, any amendments or supplements to the proxy statement, the accompanying proxy card, and other documents filed by Idera Pharmaceuticals with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of Idera Pharmaceuticals’ corporate website at https://ir.iderapharma.com/ or by contacting Idera Pharmaceuticals’ Investor Relations at Idera Pharmaceuticals, Inc., 505 Eagleview Blvd., Suite 212 Exton, Pennsylvania 19341 or by calling Idera Pharmaceuticals’ Investor Relations at (877) 888-6550.

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Idera Pharmaceuticals Contacts:

Jill Conwell

Investor Relations &
Corporate Communications

Phone (484) 348-1675

JConwell@IderaPharma.com

John J. Kirby

Chief Financial Officer

Phone (484) 348-1627

JKirby@IderaPharma.com